Filed by VaxGen, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VaxGen, Inc.
Commission File No. 0-26483
This filing relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 12, 2007, by and among VaxGen, Inc. (“VaxGen”), Raven biotechnologies, inc. (“Raven”), TLW Merger Sub, Inc. and TLW, LLC, as amended. The merger agreement was filed by VaxGen with the SEC on Form 8-K on November 13, 2007, and is incorporated by reference into this filing.
VaxGen issued the following letter to its stockholders on December 20, 2007.
Contacts:
Media
Lance Ignon
Sitrick And Company
(415) 793-8851
VaxGen Addresses MPM Claims in Letter to Stockholders
Seeks to Correct the Record and Provide Accurate Information to Stockholders
South San Francisco, Calif. —December, 20, 2007 — VaxGen, Inc. (VXGN.PK)
Dear Stockholder:
As you are aware, VaxGen and Raven biotechnologies announced on November 12, 2007 that their respective Boards of Directors had unanimously approved the merger of the two companies, subject to stockholder approval.
As you may also have seen, MPM BioEquities Advisors, a VaxGen stockholder, sent a letter to me and VaxGen’s Board on December 11, 2007. The content of this letter was subsequently disclosed by MPM in a press release on December 12th. We believe that this letter and press release contain errors, misstatements and incorrect assumptions which MPM has used to support its recommendation that VaxGen terminate the proposed merger, place its assets into a holding company, and pursue the sale or distribution of those assets; i.e., liquidation. The primary purpose of my letter to you is to correct the record, and to ensure that all stockholders have the necessary, accurate information in order to make an informed decision regarding the proposed merger. I also want to take the opportunity to comment on a number of issues that have arisen in my many conversations with stockholders over the last month.
MPM’s analysis appears to reflect errors of three kinds:

1.	It relies on very aggressive, indeed unrealistic, valuations of the Company’s non-financial assets, especially in a liquidation scenario, and ignores the extensive process the Company and its advisors have already undertaken over this past year seeking to monetize these assets.

2.	It fails to take full account of VaxGen’s liabilities and obligations, particularly in a liquidation scenario.

3.	It implicitly assumes a rapid timeline for the distribution of proceeds to stockholders.
I will discuss each of these points in some more detail below. However, you should be aware that we continue to market some of the assets in question. Accordingly, it is not appropriate for me to publicly disclose the details regarding these potential asset sales.
In summary, the facts are these: For ten months, VaxGen’s Board, management and advisors pursued a full range of potential strategic transactions, including regularly analyzing the likely return to stockholders from liquidation. Much more detail on this process will be available to you in our S-4, which we expect will be filed shortly with the SEC. The most up-to-date liquidation analysis was done immediately prior to our signing the Raven merger agreement. As of early November, this analysis showed a potential distribution of approximately 95 cents per share.
In the event a liquidation option were pursued today, the proceeds would be materially lower, given the expenses and liabilities associated with ongoing operations and the costs of terminating the proposed merger with Raven. By contrast, the analyses performed by management and its advisors suggested valuations for the merged companies at a significant premium to liquidation value. Moreover, any potential liquidation proceeds would only be available to stockholders at some undefined future time after a very extensive and time consuming process, which would itself require a proxy solicitation and stockholder vote.
On the question of timing of a distribution if the liquidation option were selected, we have been informed that the process would likely take anywhere from one to two years from the point that it is initiated. Stockholders should not therefore be under any illusion that this is a quick route to a payout.
Turning to specifics, MPM identifies the VaxGen manufacturing facility as an important asset with unrealized financial value. VaxGen has broadly marketed this manufacturing facility for the past 11 months, using multiple agents and resources, including VaxGen’s financial advisors, Lazard & Co., management and two sets of consultants. This process is still underway with the objective of selling or leasing the facility as an operating asset, but no offers have been received to date.
In arriving at a realistic valuation for the manufacturing plant, it is important to understand that this facility is located within a leased building, so the land and building do not contribute to potential sale value. This is a point that has clearly been misunderstood by some stockholders. Further, the sale of the facility as part of a liquidation proceeding rather than as an operating facility, would likely deliver minimal value to stockholders. Most commonly, sale of equipment in liquidation yields only a small fraction of book value for such assets. Secondly, the leased building would have to be returned to its previous condition, which is likely to consume most if not all of the proceeds from an equipment sale. Therefore, VaxGen feels that it will be more likely to deliver stockholder value from this asset as part of the Raven merger, and potential third party transactions, than through a liquidation of this asset.
Turning to the anthrax program: As with the plant, VaxGen has engaged in a broad marketing effort to sell or out-license this program. We have used a former vaccine industry executive as an agent, in addition to the efforts of management and Lazard, to identify interested companies. More than two dozen companies, including all relevant pharmaceutical and vaccine companies have been contacted to identify interest in purchasing or partnering the rPA program. No credible offers have been received for the program to date, and our efforts to sell this asset continue.
While VaxGen is confident that it has solved the stability problem with its vaccine formulation, MPM’s characterization of the program as “clinical(ly) ready” is an overstatement. VaxGen curtailed development activities due to the lack of interest shown in this program by potential buyers, and several costly and time-consuming activities would need to be completed to enable re-entry into the clinic. These include the manufacture of multiple lots of clinical vaccine supplies, and the completion of cGMP stability studies on those clinical materials.
As MPM states, the Department of Health and Human Services (HHS) has issued a new, draft Request for Proposal (RFP) for the purchase of an improved anthrax vaccine. Stockholders should understand that the RFP has several troubling elements which may limit interest in bidding. The amount of vaccine to be purchased has been cut to 1/3 of the amount in our previous contract. The product specifications and regulatory requirements are once again ill-defined, and the stated requirements and contract performance period would indicate that no deliveries are expected this decade. Lastly, HHS is under no obligation to proceed with a procurement having issued a draft RFP. Perhaps this RFP will spur interest in the program. However, we have not seen any such revived interest in our program since this announcement last month. Based on what we know today, I am not optimistic that MPM’s assertion that this asset “carries new additional value” will prove realizable in practice.
MPM identifies a “significant tax loss asset”, or net operating loss carry-forwards (NOLs), as another Vaxgen asset. Some of VaxGen’s accumulated NOLs were used to offset gains from the sale of our Celltrion holdings in 2006. While our remaining NOLs do represent a potential value to companies with profits to offset, VaxGen received no purchase offers from any profitable, or near profitable, company. Moreover, there are limitations in the use of such NOLs, and NOLs have no value in an asset liquidation scenario. By contrast, VaxGen’s remaining NOLs, and indeed, Raven’s NOLs, will accrue to the combined company, so to the extent that they are valuable to a potential future acquiror, that value has been increased and will remain an asset.
Turning to the liability side of the calculation, MPM fails in its letter to address significant obligations and liabilities that VaxGen would be required to resolve, beyond the repayment of the outstanding $31.5 million convertible debt. For example, VaxGen has a lease obligation totaling over $25 million through 2016. A negotiated lease termination or securing a sub-lease agreement would likely involve significant cost to Vaxgen under a liquidation scenario. Severance and other legal and wind-down expenses associated with liquidation would also result in costs to the company easily in excess of $5 million.
On the topic of the bridge loan, VaxGen’s agreement with Raven provides that, prior to stockholder vote and close of the merger, Raven will be funded by a combination of Raven Series D stockholder investment and VaxGen, in the form of a bridge loan. VaxGen felt that extending such funding would ensure that Raven’s critical clinical and non-clinical development activities could proceed prior to close. The provisions and terms of the bridge loan were heavily negotiated in the context of the overall deal. MPM has incorrectly characterized the bridge as “a non-recourse loan.” The loan is forgiven if the merger is approved by the stockholders, and VaxGen and its stockholders stand to benefit by the advancement of Raven’s portfolio. If the merger is not approved, the loan, in its entirety, is repayable with interest and is secured by Raven’s significant intellectual property assets.
MPM has requested that VaxGen violate its merger agreement by withholding funding of the bridge loan. This is not feasible without significant consequences. Should Vaxgen seek to terminate, or willfully violate the Raven merger agreement in advance of the stockholder vote, Vaxgen would be exposed to potential liability associated with a breach of this agreement.
VaxGen met yesterday with a representative of MPM BioEquities Advisors to discuss their letter, and the issues I am clarifying with you today. MPM has indicated that they are not necessarily recommending liquidation. If not liquidation, however, they would recommend that VaxGen’s assets be placed in the hands of a third party, its assets and obligations reconciled, and some as-of-yet unidentified, hypothetical transaction be pursued over a more extended period of time. VaxGen’s management and Board, having exhaustively evaluated a multitude of potential opportunities over a period of 10 months, simply do not see this as a better alternative to the proposed merger with Raven.
In closing, VaxGen’s management and Board have carefully assessed several alternatives, including liquidation as one of the options available to the company throughout this past year and immediately prior to approval of the Raven merger agreement. VaxGen’s Board and management continue to believe that the proposed merger with Raven represents an excellent opportunity for VaxGen stockholders, one which is far superior to liquidation, or placing the company in suspended animation as a “cash shell.”
I have been gratified by the increasing number of conversations with stockholders who are supportive of this transaction, and see the value we see in Raven’s technology and portfolio. Indeed, since the merger agreement was announced, MPM’s own venture arm has sought to provide financing to Raven as an alternative to the proposed transaction with VaxGen. We see their interest as an endorsement of our enthusiasm for the potential of Raven’s technology. Similarly, we are very encouraged by both the levels of activity and prices paid in recent acquisition and partnership transactions in areas of technology overlapping with Raven’s focus.
We look forward to sharing more information on the details and merits of this proposed merger with stockholders once we have filed our S-4 and Proxy with the SEC.

Respectfully yours,
/s/ James P. Panek
James P. Panek
President and CEO
VaxGen, Inc.
About VaxGen
VaxGen is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. For more information, please visit the company’s web site at www.vaxgen.com.
About Raven
Raven biotechnologies, inc. is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven, which is based in South San Francisco, California, has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, brain, and ovarian cancer. Please visit www.ravenbio.com for more information about Raven biotechnologies inc.
Note: This letter contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements include, without limitation, statements regarding quotation of VaxGen’s common stock on the OTC Bulletin Board and the anticipated benefits of such quotation, VaxGen’s and Raven’s ability to meet the conditions necessary to close the proposed merger between the two companies and the potential future listing of VaxGen’s common stock on a national securities exchange. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated. Additional information concerning these and other risk factors is contained in VaxGen’s Annual Report on Form 10-K for the year ended December 31, 2006 and most recently filed Quarterly Report on Form10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. VaxGen and Raven undertake no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.

Additional Information and Where to Find It
 VaxGen intends to file a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at VaxGen as described above.
Contact:
Matthew Pfeffer
Chief Financial Officer,
Senior Vice President Finance & Administration
(650) 624-2400
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